January 30, 2019

Peter A. Reed
Chief Executive Officer
Great Elm Capital Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453

       Re: Great Elm Capital Group, Inc.
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228968

Dear Mr. Reed:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Rory T. Hood, Esq.